October 30, 2009

Via EDGAR

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 23, 2009
File No. 1-14696

Dear	Ms. Blye:

This is in response to the comment letter, dated September 30, 2009, from you on behalf of the staff of the Office of Global Security Risk, Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 20-F of China Mobile Limited (the “Company”) for the fiscal year ended December 31, 2008 (the “Form 20-F”), which was filed with the Commission on June 23, 2009.

The Company wishes to thank you and the other members of the Staff for taking the time to review the Form 20-F and for providing the Company with your helpful comments.

For your convenience, the Company has included your comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to your comments are set forth below.

Ms. Cecilia D. Blye

General

1.	We note from your website that you provide international roaming services in Cuba, Iran, Sudan, and Syria. In addition, we are aware of a March 2009 news report that your parent, China Mobile Communications Corp., intends to purchase the assets of MTN Group Limited in Iran, Sudan, and Syria. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Cuba, Iran, Sudan, or Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any products, equipment, components, software, technology, or services that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Similar to other global mobile telecommunications services providers, the Company has numerous international roaming arrangements (as further explained in the next paragraph) with other mobile telecommunications operators worldwide in the ordinary course of its business, providing for the establishment of international roaming services and the related settlement mechanisms. The Company provides international roaming services to its subscribers that enable them to access the Company’s mobile telecommunications services while outside their registered service areas and in the coverage areas of mobile telecommunications networks in other countries and regions where the Company provides international roaming services.

As discussed on page 53 of the Form 20-F, the Company indirectly enters into international roaming arrangements with foreign mobile telecommunications operators through its parent company, China Mobile Communications Corporation (“CMCC”). Pursuant to agreements between CMCC and the Company, CMCC collects international roaming charges received from the Company’s subscribers and makes corresponding settlement payments with the relevant international mobile telecommunications operators in accordance with agreements entered into between CMCC and such international mobile telecommunications operators. CMCC also collects and credits to the Company international roaming charges incurred by subscribers of international mobile telecommunications services who make or receive calls while roaming in Mainland China via the Company’s mobile telecommunications network.

Ms. Cecilia D. Blye

As of October 15, 2009, CMCC has international roaming agreements with approximately 398 mobile telecommunications operators in over 230 countries and regions, including six agreements with mobile telecommunications operators in Cuba, Iran, Sudan and Syria. Specifically, CMCC has entered into (i) an International GSM Roaming Agreement, dated April 11, 2006, with Mobile Company of Iran, an Iranian company; (ii) an International Roaming Agreement, dated September 22, 2003, as amended by a GPRS Roaming Addendum, dated April 5, 2006, with Empresa de Telecomunicaciones de Cuba, ETECSA, a Cuban company; (iii) an International GSM Roaming Agreement, dated April 1, 2003, with Telecommunicaton Kish Company, an Iranian company; (iv) an International GSM 900/1800 Roaming Agreement, dated December 21, 2001, with Sudanese Mobile Telephone Company Ltd., a Sudanese company; (v) an International GSM Roaming Agreement, dated January 22, 2006, with Areeba Syria (f.k.a. Spacetel Syria), a Syrian company; and (vi) an International GSM Roaming Agreement, dated January 24, 2005, with Syriatel Mobile Telecom S.A., a Syrian company.

All of CMCC’s international roaming agreements are substantially based on the General Terms and Conditions for GSM International Roaming and the Annexes published by the GSM Association, an industry association for mobile telecommunications operators worldwide with approximately 800 members in over 200 countries. The mobile telecommunications operators in Cuba, Iran, Sudan and Syria with which CMCC has entered into international roaming agreements are all members of the GSM Association.

Other than the international roaming arrangements described above, the Company does not have any agreements, commercial arrangements or other contacts with Cuba, Iran, Sudan or Syria. Furthermore, the Company does not provide any products, equipment, components, software, technology or services into Cuba, Iran, Sudan or Syria. The international roaming services provided by the Company in Cuba, Iran, Sudan and Syria are incident to the regular mobile telecommunications services provided by the Company in the ordinary course of its business.

With respect to the March 2009 news report referenced by the Staff and relating to the possible purchase by CMCC of the assets of MTN Group Limited in Iran, Sudan and Syria, the Company has been informed by CMCC that such news report is unfounded and that CMCC did not have any intention to purchase assets of MTN Group Limited in Iran, Sudan or Syria. Both CMCC and the Company have stated that the March 2009 news report is baseless in response to inquiries from media and investors. The Company also confirms that neither CMCC nor the Company currently has any intention to purchase the assets of MTN Group Limited in Iran, Sudan or Syria. The Company respectfully notes that CMCC, as a privately-held company in the People’s Republic of China, is generally not required by law to publicly release any information relating to its business activities. However, should there be any material information regarding CMCC that causes, or may cause, unusual movements in the price of the Company’s American depositary shares listed on the New York Stock Exchange, the Company would seek to obtain timely clarification from CMCC and make timely disclosure of all necessary information to its investors as required by applicable law.

Ms. Cecilia D. Blye

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms including the approximate dollar amounts of revenues, assets, and liabilities associated with Cuba, Iran, Sudan, and Syria for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

The Company has carefully analyzed the materiality of its business contacts with Cuba, Iran, Sudan and Syria described in its response to Comment 1 above, and has concluded that such business contacts do not constitute a material investment risk for its security holders.

a. Quantitative Analysis

The Company does not believe that its international roaming arrangements through its parent, CMCC, with mobile telecommunications operators in Cuba, Iran, Sudan and Syria are material in quantitative terms.

In 2006, 2007, 2008 and the first six months of 2009, payments received by the Company, indirectly through CMCC, from mobile telecommunications operators in Cuba, Iran, Sudan and Syria in connection with the roaming in China of subscribers of those mobile telecommunications operators totaled US$0.99 million, US$1.67 million, US$1.33 million and US$0.67 million, respectively, which represented approximately 0.0026%, 0.0034%, 0.0022% and 0.0022%, respectively, of the Company’s total operating revenue in those periods.

In 2006, 2007, 2008 and the first six months of 2009, payments made by the Company, indirectly through CMCC, to mobile telecommunications operators in Cuba, Iran, Sudan and Syria in connection with the roaming in those countries of subscribers of the Company totaled US$0.55 million, US$1.13 million, US$1.67 million and US$0.98 million, respectively, which represented approximately 0.0015%, 0.0023%, 0.0028% and 0.0031%, respectively, of the Company’s total operating revenue in those periods.

Ms. Cecilia D. Blye

The Company’s only assets and liabilities associated with Cuba, Iran, Sudan and Syria consist of accounts receivable from, and accounts payable to, CMCC that are attributable to settlement payments between CMCC and the relevant mobile telecommunications operators under the relevant international roaming agreements.

b. Qualitative Analysis

The Company does not believe that its business activities in Cuba, Iran, Sudan and Syria described above are material in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including factors that would impact the Company’s reputation or share value. The Company believes that its international roaming arrangements through CMCC with mobile telecommunications operators in Cuba, Iran, Sudan and Syria are incident to the regular mobile telecommunications services provided by the Company in the ordinary course of its business, and common for a provider of global mobile telecommunications services. Almost all national mobile telecommunications services providers have networks of international roaming arrangements with mobile telecommunications operators around the world, and it would be extremely difficult to provide global roaming services if certain countries are excluded from such international roaming arrangements. Furthermore, the Company believes that its customers and its investors expect the Company to be able to provide international roaming services outside of China. As such, the Company does not believe that the provision of international roaming services in Cuba, Iran, Sudan and Syria in the ordinary course of business would be considered significant by a reasonable investor in making an investment decision.

Since the Company considers its international roaming arrangements with each of Cuba, Iran, Sudan and Syria to be immaterial on an individual basis and in the aggregate, both quantitatively and qualitatively, and as these international roaming arrangements serve legitimate business purposes, the Company does not believe that its reputation and share value would be negatively affected in the eyes of a reasonable investor as a result of the international roaming services it provides in Cuba, Iran, Sudan and Syria.

For the foregoing reasons, the Company does not believe that its international roaming arrangements with mobile telecommunications operators in Cuba, Iran, Sudan and Syria would constitute a material investment risk, whether quantitatively or qualitatively, for the Company’s security holders.

*        *        *

Ms. Cecilia D. Blye

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Mr. William Chua of Sullivan & Cromwell LLP (tel: 852-2826-8632; fax: 852-2826-1773; email: chuaw@sullcrom.com), or Mr. Yimin Guan or Ms. Mirian Niu at 852-3121-8888, with any questions you may have.

Very truly yours,

/s/ WANG Jianzhou
WANG Jianzhou Chairman and Chief Executive Officer

cc:	Mr. Larry Spirgel
Mr. Pradip Bhaumik
(Securities and Exchange Commission)

Mr. Yimin Guan
Ms. Mirian Niu
(China Mobile Limited)

Chun Wei, Esq.
William Y. Chua, Esq.
(Sullivan & Cromwell LLP)